Exhibit (a)(1)(G)

Contacts:
Investors:	Media:
Risa Fisher	Kate Hahn
rfisher@webmd.net	khahn@webmd.net
212-624-3817	212-624-3760

WEBMD HEALTH CORP. ANNOUNCES COMMENCEMENT

OF TENDER OFFER TO REPURCHASE

UP TO $150 MILLION OF ITS COMMON STOCK

AT A PURCHASE PRICE OF EITHER $24.50 OR $26.00 PER SHARE

NEW YORK, NY (March 6, 2012) – WebMD Health Corp. (Nasdaq: WBMD) announced today that it has commenced a tender offer to repurchase up to $150 million of its common stock through a modified “Dutch auction” tender offer, at a price per share of either $24.50 or $26.00. The maximum number of shares proposed to be purchased in the tender offer represents approximately 10.8% of WebMD’s currently outstanding shares (including shares of unvested restricted stock). The NASDAQ Official Closing Price of WebMD Common Stock on March 5, 2012 was $24.86 per share.

The tender offer will expire at 5:00 p.m., New York City time, on Tuesday, April 3, 2012, unless extended by WebMD. Tenders of shares must be made at or prior to the expiration of the tender offer and may be withdrawn at any time at or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.

Tendering stockholders may specify a price of either $24.50 or $26.00 per share at which they are willing to sell their shares. On the terms and subject to the conditions of the tender offer, WebMD will designate a single per share price that it will pay for shares properly tendered and not properly withdrawn from the tender offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders, as follows:

•

if a sufficient number of shares is tendered at $24.50 per share to allow it to purchase shares having an aggregate purchase price of $150 million, the purchase price will be $24.50 per share for all shares purchased and no shares tendered at $26.00 per share will be purchased;

•	if shares tendered at $26.00 per share would need to be purchased to allow it to purchase shares having an aggregate purchase price of $150 million, the purchase price will be $26.00 per share; and

•

if an insufficient number of shares is properly tendered and not properly withdrawn to allow it to purchase $150 million in value of shares, the purchase price will be $26.00 per share unless no shares are properly tendered and not properly withdrawn at that price, in which case the purchase price will be $24.50 per share, subject to the condition that a minimum of 3 million shares be properly tendered by stockholders and not properly withdrawn.

All shares acquired in the tender offer will be purchased promptly after expiration of the tender offer at the designated price (net in cash, less any applicable withholding taxes and without interest), regardless of whether the stockholder tendered at a lower price. WebMD will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the tender offer. Due to the “odd lot” priority, proration and conditional tender offer provisions (as described in the Offer to Purchase), all of the shares tendered may not be purchased if the number of shares properly tendered at or below the designated price and not properly withdrawn have an aggregate value in excess of $150 million. At $24.50 per share, WebMD would repurchase a maximum of 6,122,448 shares and at $26.00 per share, WebMD would repurchase a maximum of 5,769,230 shares, which represent approximately 10.8% and 10.1%, respectively, of WebMD’s currently outstanding common stock (including shares of unvested restricted stock). If stockholders properly tender and do not properly withdraw shares having an aggregate purchase price of greater than $150 million, WebMD will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the tender offer that is being distributed to stockholders.

Currently, WebMD has approximately $1.1 billion in cash and cash equivalents. WebMD will use a portion of its cash and cash equivalents to fund the tender offer.

The Information Agent for the tender offer is Innisfree M&A Incorporated. The Depositary is American Stock Transfer & Trust Company, LLC. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of WebMD Common Stock. For questions and information, please call the Information Agent toll free at 1-888-750-5834.

None of WebMD, its Board of Directors, the Information Agent or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or the purchase prices at which shares may be tendered into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF WEBMD HEALTH CORP. COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT WEBMD WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT WEBMD WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-888-750-5834. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About WebMD

WebMD Health Corp. (NASDAQ: WBMD) is the leading provider of health information services, serving consumers, physicians, healthcare professionals, employers, and health plans through our public and private online portals, mobile platforms and health-focused publications.

The WebMD Health Network includes WebMD Health, Medscape, MedicineNet, emedicineHealth, RxList, theheart.org and Medscape Education.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including those regarding the expected timing of the tender offer described in this press release. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet and information technology industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.